SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                         No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding progress update of the marketing segment restructuring of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 1, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Progress Update Announcement of
the Restructuring of Sinopec’s Marketing Segment

China Petroleum & Chemical Corporation and the directors of the Board of Directors of China Petroleum & Chemical Corporation warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Reference is made to the announcements published by China Petroleum & Chemical Corporation (the “Sinopec” or “Company”) dated 19 February 2014 and 25 March 2014 respectively in relation to the resolutions of the fourteenth meeting of the Company’s Fifth Session of the Board of Directors and the progress update of the restructuring of Sinopec’s marketing segment.

The Company proposed to inject the assets under its marketing and distribution segment into Sinopec Sales Co., Ltd (“Sinopec Sales”), a wholly-owned subsidiary of the Company (the “Injection”). The details of the Injection will be determined by the relevant restructuring documents entered into between the Company and Sinopec Sales. As at the date of this announcement, the ownership, management and control of the assets under the marketing and distribution segment of the Company has been transferred to Sinopec Sales.

The Company will promptly comply with the disclosure requirements under the applicable laws and regulations based on the progress of this matter.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

1 April 2014

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.
#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 1, 2014